UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Toreador Resources Corporation

(Name of Issuer) Common Stock, par value $0.15625 per share
(Title of Class of Securities) 891050-10-6
(CUSIP Number) Peter L. Falb 15 Broad Street, Suite 406 Boston, MA 02109 617-742-0666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter Lawrence Falb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,362
	8	SHARED VOTING POWER 511,555 (1)
	9	SOLE DISPOSITIVE POWER 215,362
	10	SHARED DISPOSITIVE POWER 511,555 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON IN
(1)

Includes 70,000 shares owned by Firethorn 1 Limited Partnership, of which, Mr. Falb has a pecuniary interest in 3% through Firethorn I Limited Partnership’s corporate general partner, or 2,100 shares. Also includes 441,555 shares owned by Dane, Falb, Stone & Co., Inc., which Mr. Falb disclaims any pecuniary interest in such shares.

(2)

Based upon 15,926,734 Shares outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006), plus 5,000 shares of common stock that Mr. Falb has the right to acquire upon exercise of options within 60 days of August 14, 2006.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward Nathan Dane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 511,555 (1)
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 511,555 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 70,000 shares owned by Firethorn I Limited Partnership, of which, Mr. Dane has a pecuniary interest in 3% through Firethorn I Limited Partnership’s corporate general partner or 2100 shares. Also includes 441,555 shares owned by Dane, Falb, Stone & Co., Inc., which Mr. Dane disclaims any pecuniary interest in such shares.

(2) Based upon 15,926,734 Shares outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dane, Falb, Stone & Co., Inc. 04-2622331
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 441,555
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 441,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based upon 15,926,734 shares of common stock outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Firethorn I, LP 04-3064184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4% (1)
14	TYPE OF REPORTING PERSON PN

(1) Based upon 15,926,734 shares of common stock outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006).

             This Amendment No. 8 to Schedule 13D is filed by Peter Lawrence Falb (“Falb”), Edward Nathan Dane (“Dane”), Dane Falb Stone & Co., Inc., a Delaware corporation (“Dane Falb”) and Firethorn I Limited Partnership, a Delaware limited partnership (“Firethorn”) (collectively, the “Reporting Persons”) to amend and supplement the Schedule 13D relating to shares of common stock, par value $0.15625 of Toreador Resources Corporation filed by Falb, Dane, Dane Falb and Firethorn with the Securities and Exchange Commission (“SEC”) on April 7, 1995, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 4, 1995, Amendment No. 2 to Schedule 13D filed with the SEC on May 9, 1995, Amendment No. 3 to Schedule 13D filed with the SEC on August 16, 1996, Amendment No. 4 to Schedule 13D filed with the SEC on April 10, 1998, Amendment No. 5 to Schedule 13D filed with the SEC on May 5, 1998, Amendment No. 6 to Schedule 13D filed with the SEC on July 1, 1998 and Amendment No. 7 to Schedule 13D filed with the SEC on July 30, 1998 (as amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety to read as follows:

“This statement relates to the common stock, par value $0.15625 per share of Toreador Resources Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 4809 Cole Avenue, Suite 108, Dallas, TX 75205.”

ITEM 2. IDENTITY AND BACKGROUND

Item 2(b) is hereby amended and restated in its entirety to read as follows:

“15 Broad Street, Suite 406
Boston, MA 02109-3803”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

“Shares held directly by Falb or his wife have been acquired through personal funds except for shares of restricted stock, which have been granted to Falb as a director of the Company. Shares held indirectly by affiliates of Falb or his wife have been acquired using funds of such affiliates.”

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

“The Reporting Persons intend to review their investment in the Company from time to time. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the shares, changes to the composition of the Board of Directors of the Company, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares, or sell all or part of the shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Depending upon the foregoing factors and to the extent deemed advisable in light of general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the

Company or the shares, including subsequently suggesting individuals that the Company might consider adding to its Board of Directors. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

“(a)

Falb may be deemed to beneficially own 726,917 shares of the Company. Of the 726,917 shares reported in this Item 5(a), (i) 215,362 shares are held directly and indirectly by Falb or his wife, (ii) 441,555 shares are held indirectly by Falb through Dane Falb and (iii) 70,000 shares are held indirectly by Falb through Firethorn. Of the 70,000 shares held indirectly by Falb through Firethorn, Falb has a pecuniary interest in 2,100 shares or 3%. Of the 441,555 shares held indirectly by Falb through Dane Falb, Falb disclaims any pecuniary interest in such shares.

These 726,917 shares represent approximately 4.6% of the shares based upon 15,926,734 shares outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006), plus 5,000 shares of common stock that Falb has the right to acquire upon exercise of options within 60 days of August 14, 2006.

Dane may be deemed to beneficially own 516,555 shares of the Company. These shares represent approximately 3.2% based upon 15,926,734 shares outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006). Of the 70,000 shares held indirectly by Dane through Firethorn, Dane has a pecuniary interest in 3% or 2,100 shares. Of the 441,555 shares held indirectly by Dane through Dane Falb, Dane disclaims any pecuniary interest in such shares.

Dane Falb may be deemed to beneficially own 441,555 shares of the Company. These 441,555 shares represent approximately 2.8% of the shares based upon 15,926,734 shares outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006).

Firethorn may be deemed to beneficially own 70,000 shares of the Company. These 70,000 shares represent approximately .4% of the shares based upon 15,926,734 shares outstanding as of August 7, 2006 (according to the Form 10-Q filed on August 9, 2006).

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Falb	511,555	215,362	511,555	215,362
Dane	511,555	5,000	511,555	5,000
Dane Falb	441,555	0	441,555	0
Firethorn	70,000	0	70,000	0

(c)	There have been no transactions in the shares by any of the Reporting Persons during the past sixty days.

(d)

No one other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Persons.

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(e)	On or prior to March 31, 2006, the Reporting Persons no longer beneficially owned five percent of the Company’s shares.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

“Falb is a director of the Company. As of the date hereof, Falb has the right to acquire up to 5,000 shares upon exercise of stock options granted pursuant to the Company’s 2002 Stock Option Plan and/or the Company’s Amended and Restated 1994 Non-Employee Directors Plan.

On May 15, 2006, pursuant to the Company’s 2005 Long-Term Incentive Plan, the Company granted Falb 3,000 shares of the Company’s restricted stock. The Outside Director Award Agreement provides that the shares of restricted stock shall vest upon the one year anniversary of the date of grant as long as Falb is still providing services to the Company. Until the shares of restricted stock are vested and no longer subject to forfeiture, Falb is not permitted to sell, transfer, pledge or assign such shares. However, beginning on the grant date (May 15, 2006), Falb has the right to vote such shares of restricted stock.

On May 19, 2005, pursuant to the Company’s 2005 Long-Term Incentive Plan, the Company granted Falb 2,600 shares of the Company’s restricted stock. The Outside Director Award Agreement provides that the shares of restricted stock are granted over a three year period with 27% vesting on May 19, 2006, an additional 33% vesting on May 19, 2007 and the remaining 40% vesting on May 19, 2008. Any shares of restricted stock that have not vested on the date of Falb’s termination of service shall be forfeited. Until the shares of restricted stock are vested and no longer subject to forfeiture, Falb is not permitted to sell, transfer, pledge or assign such shares. However, beginning on the grant date (May 19, 2005), Falb has the right to vote such shares of restricted stock.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety to read as follows:

“Exhibit 1.	Joint Filing Agreement, dated August 30, 2006, entered into by and between Falb, Dane, Dane Falb and Firethorn.

Exhibit 2.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.3 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2006, File No. 0-2517, and incorporated herein by reference).

Exhibit 3.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.3 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517, and incorporated herein by reference).

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Exhibit 4.

Toreador Resources Corporation Amended and Restated 1994 Non-employee Director Stock Option Plan (previously filed as Exhibit 10.7 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2004, File No. 0-2517, and incorporated herein by reference).

Exhibit 5.

Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.16 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2001, File No. 0-2517, and incorporated herein by reference).

Exhibit 6.

Amendment Number One to the Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.5 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).

Exhibit 7.

Toreador Resources Corporation 2005 Long-Term Incentive Plan (previously filed as Exhibit 10.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, Filed No. 0-2517, and incorporated herein by reference).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2006

By: _/s/ Peter Falb__________________________

Peter L. Falb

By: _/s/ Edward N. Dane_____________________

Edward N. Dane

DANE, FALB, STONE & CO., INC.

By: _/s/ Peter Falb___________________________
Name: Peter Falb
Title:	Principal

FIRETHORN I LIMITED PARTNERSHIP

By: _/s/ Peter Falb_____________________________

Name: Peter Falb
Title:	General Partner

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EXHIBITS

“Exhibit 1.	Joint Filing Agreement, dated August 30, 2006, entered into by and between Falb, Dane, Dane Falb and Firethorn.

Exhibit 2.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.3 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2006, File No. 0-2517, and incorporated herein by reference).

Exhibit 3.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.3 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517, and incorporated herein by reference).

Exhibit 4.

Toreador Resources Corporation Amended and Restated 1994 Non-employee Director Stock Option Plan (previously filed as Exhibit 10.7 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2004, File No. 0-2517, and incorporated herein by reference).

Exhibit 5.

Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.16 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2001, File No. 0-2517, and incorporated herein by reference).

Exhibit 6.

Amendment Number One to the Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.5 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).

Exhibit 7.

Toreador Resources Corporation 2005 Long-Term Incentive Plan (previously filed as Exhibit 10.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, Filed No. 0-2517, and incorporated herein by reference).”

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with regard to the common stock of Toreador Resources Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 30, 2006.

By: _/s/ Peter Falb__________________________

Peter L. Falb

By: _/s/ Edward N. Dane_____________________

Edward N. Dane

DANE, FALB, STONE & CO., INC.

By: _/s/ Peter Falb___________________________
Name: Peter Falb
Title:	Principal

FIRETHORN I LIMITED PARTNERSHIP

By: _/s/ Peter Falb_____________________________

Name: Peter Falb
Title:	General Partner

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